Exhibit 12.1

Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Accretion

The following table sets forth our ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock accretion derived from our unaudited consolidated financial statements for the nine months ended June 30, 2003.

In reviewing the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock accretion, please note the following:

•            In our second quarter of fiscal 2003, we extinguished LYONs through an exchange offer at an aggregate principal amount at maturity of approximately $84 million, or $43 million in accreted value.  Additionally, during fiscal 2003, we repurchased $310 million aggregate principal amount at maturity of LYONs, or $160 million in accreted value, in open market transactions.

•            In our third quarter of fiscal 2003, we sold, through an underwritten public offering under a shelf registration statement, an aggregate principal amount at maturity of approximately $200 million of our Senior Secured Notes due April 2009. The proceeds of approximately $212 million, which include approximately $2 million in accrued interest, a $16 million premium, partially offset by $6 million of issuance costs, were used for general corporate purposes.

Avaya Inc.

Computations of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Accretion

(dollars in millions)

(unaudited)

Nine Months Ended June 30, 2003
Earnings
Adjusted Loss Before Income Taxes	$(68)
Less: Interest Capitalized During the Period	—
Fixed Charges	99
Total Earnings Available	$31

Adjusted Loss Before Income Taxes
Loss Before Income Taxes	$(67)
Less: Undistributed Earnings of Less than 50% owned affiliates	(1)
Adjusted Loss Before Income Taxes	$(68)

Fixed Charges
Total Interest Expense Including Capitalized Interest	$40
Amortization of Debt Discount (Premium) and Deferred Financing Costs	17
Interest Portion of Rental Expense (1)	42
Total Fixed Charges	$99
Accretion of Series B Preferred Stock	—
Total Combined Fixed Charges and Preferred Stock Accretion	$99

Ratio of Earnings to Fixed Charges	N/A (2)

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Accretion	N/A (2)

(1)    For all periods presented, the percent of rental expense included in the computation of fixed charges represents a reasonable approximation of the interest factor.

(2)    For the nine months ended June 30, 2003, earnings available are inadequate to cover fixed charges and combined fixed charges and preferred stock accretion by $68 million.